Exhibit 99.1

The Hague, March 8, 2007

Nominations Supervisory and Executive Board AEGON N.V.

The Supervisory Board of AEGON N.V. will propose to fill two vacancies on the Supervisory Board during the upcoming Annual General Meeting of Shareholders (AGM) on April 25, 2007. Ms. Karla M.H. Peijs and Mr. Antony Burgmans will be nominated for membership to the Supervisory Board for a four-year term.

Ms. Peijs, of Dutch nationality, is the Dutch Queen’s Commissioner of the Province of Zeeland, a post she assumed on March 1, 2007. Previously, she served as the Dutch Minister of Transport, Public Works and Water Management, as well as an elected member of the European Parliament. Ms. Peijs was a member of AEGON N.V.’s Supervisory Board from 1992 to 2003, when she was required to resign upon her appointment as Minister of Transport, Public Works and Water Management.

Mr. Burgmans, of Dutch nationality, is Chairman of Unilever N.V. and Unilever plc. Mr. Burgmans has held various positions at Unilever, most recently as CEO and Chairman of Unilever N.V. and Vice-Chairman of Unilever plc. Mr. Burgmans currently serves on the Supervisory Board of Akzo Nobel N.V. and on the Board of Directors of BP plc.

In addition, the Supervisory Board will propose to re-appoint one of its current members, Mr. Leo van Wijk, for an additional four-year term.

The Supervisory Board will also propose to re-appoint Mr. Alexander Wynaendts as a member of the Executive Board of AEGON N.V. for an additional four-year term.

All matters mentioned above are contained in the agenda of the AGM 2007, which is available on AEGON’s corporate website www.aegon.com.

ABOUT AEGON

AEGON is one of the world’s largest life insurance and pension companies, and a strong provider of investment products. AEGON empowers local business units to identify and provide products and services that meet the evolving needs of customers, using distribution channels best suited to local markets. AEGON takes pride in balancing a local approach with the power of an expanding global operation.

With headquarters in The Hague, the Netherlands, AEGON companies employ approximately 29,000 people worldwide. AEGON’s businesses serve millions of customers in over twenty markets throughout the Americas, Europe, and Asia, with major operations in the United States, the Netherlands and the United Kingdom.

Respect, quality, transparency and trust constitute AEGON’s core values as the company continually strives to meet the expectations of customers, shareholders, employees and business partners. AEGON is driven to deliver new thinking with the ambition to be the best in the industry.

CONTACT INFORMATION

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